

09045180





Filtrona plc

31 December 2008

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 November 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED

JAN 29 2009

THOMSON REUTERS

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100   Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard,
Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68



RECEIVED

Financial Services Authority   2009 JAN 27   A   7 ·2

TR-1:   NOTIFICATION OF MAJOR INTERESTS IN SHARES

---

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____	

3. Full name of person(s) subject to the notification obligation:	OppenheimerFunds, Inc (OFI)
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 December 2008
6. Date on which issuer notified:	24 December 2008
7. Threshold(s) that is/are crossed or reached:	3% (Mass Mutual, on a consolidated basis. 3.19%, OFI 3.19%)

8. Notified details:

Registered Office
Avebury House
201-249 Avebury Boulevard
Milton Keynes
Buckinghamshire, MK9 1AU

Registered Number: 05444653

T: +44 (0) 1908 359100
F: +44 (0) 1908 359120

Company Secretary
Jon Green

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359) OFI	Below 3%	Below 3%	6,562,186		6,562,186		3.19%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,562,186	3.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

As of 12/23/08, MassMutual, on a consolidated basis, crossed the 3% threshold and held 3.19% of Filtrona plc (Issuer). OFI independently held 3.19% of Filtrona plc of 12/23/08. These calculations are based on outstanding shares of 205,662,191

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Massachusetts Mutual Life Insurance Company is the parent company of OFI.
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

RECEIVED
2009 JAN 27 A 7:2



File No: 82-34882

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC

2. Reason for notification (yes/~~no~~)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____	

3. Full name of person(s) subject to the notification obligation:	Pennant Capital Management LLC
4. Full name of shareholder(s) (if different from 3.):	Pennant Offshore Partners, Ltd Pennant Onshore Partners, L.P. Pennant Onshore Qualified, L.P. Pennant Spinnaker Fund, L.P. Pennant Windward Fund, L.P. Pennant Windward Fund, Ltd.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 December 2008
6. Date on which issuer notified:	24 December 2008
7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	12,604,716	12,604,716	12,014,716		12,014,716		5.842%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,014,716	5.842%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Pennant Offshore Partners, Ltd	2,244,572 voting rights
Pennant Onshore Partners, L.P.	633,490 voting rights
Pennant Onshore Qualified, L.P.	1,386,170 voting rights
Pennant Spinnaker Fund, L.P.	786,020 voting rights
Pennant Windward Fund, L.P.	2,764,007 voting rights
Pennant Windward Fund, Ltd.	4,200,457 voting rights

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

END